January 14, 2008

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Pacific Capital Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-11113

Dear Mr. Cline:

This is to notify the Securities and Exchange Commission (SEC) that Pacific Capital Bancorp (PCB) received a fax transmittal document on January 10 in which the SEC commented on a response letter from PCB dated June 27, 2007.  The Company is committed to updating and improving disclosures in its periodic reports and will incorporate SEC suggested modifications in future filings.  PCB is requesting that the SEC grant the bank an extension for a formal response to this SEC correspondence until February 15, 2008 so that PCB may fully consider and adequately respond to the SEC comments.

If you need additional information, please contact the undersigned at (805) 564-6495.

Very truly yours,

PACIFIC CAPITAL BANCORP

By:  /s/ Bradley S. Cowie____

Name:	Bradley S. Cowie
Title:	Senior Vice President
Chief Risk Officer, Interim Chief Financial Officer